UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

JIVE SOFTWARE, INC.

(Name of Subject Company)

JIVE SOFTWARE, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

47760A108

(CUSIP Number of Class of Securities)

Elisa Steele

Chief Executive Officer

Jive Software, Inc.

300 Orchard City Drive, Suite 100

Campbell, California 95008

(669) 282-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael Ringler Wilson Sonsini Goodrich & Rosati, P.C. One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Lisa Jurinka General Counsel Jive Software, Inc. 300 Orchard City Drive, Suite 100 Campbell, California 95008 (669) 282-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Jive Software, Inc., a Delaware corporation (“Jive” or the “Company”), with the Securities and Exchange Commission on May 12, 2017 (as amended from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Wave Systems Corp., a Delaware corporation (“Parent”), and Jazz MergerSub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), a wholly owned subsidiary of ESW Capital, LLC, a Delaware limited liability company (“Guarantor”), to purchase all of the issued and outstanding shares of Jive common stock for $5.25 per share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2017, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time. Following the acceptance for payment of the shares of Jive common stock pursuant and subject to the conditions of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the merger agreement, Purchaser will be merged with and into Jive (the “Merger”), with Jive surviving as a wholly owned subsidiary of Parent.

Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. All page references are to pages in the Schedule 14D-9.

EXPLANATORY NOTE

On May 16, 2017, a purported stockholder of the Company commenced a putative class action lawsuit captioned Yoshimura v. Jive Software, Inc., et al. in the U.S. District Court for the Northern District of California. The complaint names as defendants the Company and its Board of Directors. The complaint alleges violations of sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934 in connection with the Schedule 14D-9. Specifically, the complaint asserts that the Schedule 14D-9 omitted material information regarding certain aspects of the Company’s financial projections, certain facts regarding the Company’s solicitation process, and certain analyses performed by Morgan Stanley, the Company’s financial advisor. The complaint seeks to enjoin the defendants from closing the Offer or taking any steps to consummate the Merger until additional disclosures have been made. If the Merger is consummated, the complaint seeks to recover damages. The complaint also seeks to recover the plaintiff’s costs, including attorneys’ fees and expenses.

Four substantially similar complaints were later filed, also in the U.S. District Court for the Northern District of California. The first was filed later on May 16, 2017. It is captioned Chew v. Jive Software, Inc., et al., and names as defendants the Company and its Board of Directors. The second was filed on May 17, 2017. It is captioned The Vladimir Gusinsky Rev. Trust v. Jive Software, Inc., et al., and names as defendants the Company, its Board of Directors, Aurea, Inc., Guarantor, Parent, and Purchaser. The third was filed on May 18, 2017. It is captioned Chun v. Jive Software, Inc., et al., and names as defendants the Company, its Board of Directors, Parent, and Purchaser. The fourth was filed on May 24, 2017. It is captioned Ward v. Jive Software, Inc., et al., and names as defendants the Company and its Board of Directors. The five actions described above are collectively referred to as the “Stockholder Actions”.

The Company believes each of the Stockholder Actions lacks merit and intends to vigorously contest them.

Jive believes that no supplemental disclosures are required under applicable laws. However, to avoid the risk of the Stockholder Actions delaying or adversely affecting the Offer and the Merger and to minimize the expense of contesting the Stockholder Actions, and without admitting any liability or wrongdoing, Jive is providing the supplemental disclosures below, which we refer to as the “litigation-related supplemental disclosures.” The litigation-related supplemental disclosures should be read in conjunction with the Schedule 14D-9, which is available on the Internet site maintained by the Securities and Exchange Commission at http://www.sec.gov, along with periodic reports and other information Jive files with the Securities and Exchange Commission. Jive and the other named defendants have denied, and continue to deny, that they have committed or assisted others in committing any violations of law, and expressly maintain that, to the extent applicable, they have complied with their legal duties and are providing the litigation-related supplemental disclosures solely to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the Offer and the Merger. Nothing in the litigation-related supplemental disclosures should be deemed an admission of the legal necessity or materiality under applicable laws of any of the litigation-related supplemental disclosures.

Forward-Looking Statements

This Amendment No. 3 to Schedule 14D-9 contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Jive’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in Jive’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Jive’s most recent annual report on Form 10-K, as amended, and quarterly report on Form 10-Q, the Tender Offer Statement on Schedule TO, as amended (including the Offer to Purchase, the Letter of Transmittal and other documents relating to the Offer), filed by Parent, Purchaser and Guarantor, and the Schedule 14D-9 and other documents filed by Jive. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Jive’s expectations as of the date of this Amendment No. 3 to Schedule 14D-9. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by Jive at www.jivesoftware.com. While Jive may elect to update any such forward-looking statements at some point in the future, Jive specifically disclaims any obligation to do so, even if our expectations change, except as required by law.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and restated by inserting the following heading and paragraph on page 9 of the Schedule 14D-9, immediately prior to the heading “Employee Matters Following Closing.”

Employment Arrangements with ESW, Parent and Purchaser.

Following execution of the Merger Agreement and the date of this Statement, certain members of Jive’s current management held discussions with representatives of Parent, ESW, Purchaser and their affiliates with respect to employment with the Surviving Corporation. However, the actual terms have not been finalized or agreed to.

Item 3 of the Schedule 14D-9 is hereby amended and restated by deleting the first full paragraph on page 10 under the heading “Employee Matters Following Closing” of the Schedule 14D-9 and replacing it with the following paragraph:

As of the date of this Statement, other than as set forth under the caption “—Arrangements with Directors and Executive Officers of Jive,” no members of Jive’s current management have entered into any agreement, arrangement, or understanding with Parent, ESW, any of the potential acquirors discussed in “Item 4. The Solicitation or Recommendation—Background of the Merger”, or their affiliates with respect to employment with the Surviving Corporation or any of its subsidiaries, or any other entity post-acquisition. Moreover, as of the date of this Statement, other than as set forth under the caption “—Arrangements with Directors and Executive Officers of Jive,” no discussions have occurred between members of Jive’s current management and representatives of Parent, ESW, any of the potential acquirors discussed in “Item 4. The Solicitation or Recommendation—Background of the Merger”, or their affiliates with respect to any such agreement, arrangement, or understanding. Although it is possible that certain other members of Jive’s current management team will enter into arrangements with Parent, ESW, or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent, as of the date of this Statement, no discussions have occurred between members of Jive’s current management and representatives of Parent, ESW, or their affiliates regarding any such arrangements and there can be no assurance that any parties will reach an agreement.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the fourth full paragraph on page 13 under the heading “Background of the Merger” of the Schedule 14D-9 and replacing it with the following paragraph:

On October 6, 2015, Jive sent a proposed confidentiality agreement to each of Party A and Francisco Partners to facilitate further discussions and proposed scheduling meetings with each of them. The Company subsequently signed confidentiality agreements with each of them. The confidentiality agreement with Party A contained a “standstill” provision, but such provision is no longer in effect.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the first full paragraph on page 15 under the heading “Background of the Merger” of the Schedule 14D-9 and replacing it with the following paragraph:

Following the January 15 and January 19, 2016 meetings of the Board, in January 2016 and February 2016, representatives of Morgan Stanley contacted 8 potential strategic acquirors, including Party B, Party C and potential strategic acquirors that we refer to as “Party D” and “Party E”, regarding a potential transaction with Jive. On January 16, 2016, Company management also reached out to a potential strategic acquiror, which we refer to as “Party F.” The Company subsequently signed confidentiality agreements with four interested parties, namely Party B, Party C, Party D and Party F. Of those four agreements, only the confidentiality agreements with Party C and Party F contained a “standstill” provision, but the provision in the agreement with Party F is no longer in effect. The “standstill” provision in the confidentiality agreement with Party C does not prohibit the submission of confidential offers to the Company. The Company also subsequently contacted four potential strategic acquirors who did not express an interest in a potential transaction.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the fourth and fifth full paragraphs on page 17 under the heading “Background of the Merger” of the Schedule 14D-9 and replacing them with the following paragraphs:

On May 13, 2016, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini. At that meeting, Company management updated the Board on recent discussions with Party A and Okumus Fund Management, an activist investor who had requested further discussions about ways for the Company to unlock stockholder value. The Board also discussed with Company management a strategy for engaging with Party A and any other potential acquiror that decided to approach the Company.

On May 16, 2016, Okumus Fund Management contacted Charles Robel, a member of the Board, stating that it beneficially owned 4.6% of the outstanding shares of Jive, and urging the Company management and Board to proactively take action to unlock stockholder value, including a potential stock buyback program or a sale of the Company. On July 7, 2016, Okumus Fund Management emailed a letter dated July 1, 2016 to Mr. Robel reiterating its position.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the last full paragraph on page 19 under the heading “Background of the Merger” of the Schedule 14D-9 and replacing it with the following paragraph:

Also on February 21, 2017, the Company received a letter from Engine Capital LP, a stockholder of the Company. In the letter, Engine Capital stated that it believed the Company’s low valuation was directly related to the Company’s inability to exhibit revenue growth, which in turn was caused by, among other things, the increasing number of competitors and issues with the Company’s go-to-market strategy. Engine Capital acknowledged Jive’s efforts to sell the Company to date and urged the Board to take action to unlock stockholder value by taking the Company private or otherwise selling the Company. In particular, Engine Capital urged the Board to engage in a sale of the Company because it believed the Company’s business would be more attractive to potential acquirors now that the share price had dropped. Engine Capital also requested a meeting with the Board. On March 3, 2017, Company management and a member of the Board subsequently spoke with a representative of Engine Capital LP to discuss its concerns.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the last paragraph beginning on page 19 under the heading “Background of the Merger” of the Schedule 14D-9 and replacing it with the following paragraph:

In January 2017 and February 2017, at the direction of the Company, representatives of Morgan Stanley contacted one potential strategic acquiror, which we refer to as “Party H,” and one financial sponsor, which we refer to as “Party I,” to gauge their interest in a potential transaction with the Company. Both expressed interest in the Company and subsequently signed confidentiality agreements. Both confidentiality agreements contain a “standstill” provision, but the provision in the agreement with Party I is no longer in effect. The “standstill” provision in the confidentiality agreement with Party H does not prohibit the submission of confidential offers to the Company.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the first full paragraph on page 25 under the heading “Background of the Merger” of the Schedule 14D-9 and replacing it with the following paragraph:

On April 17, 2017, the Board held a meeting, which was attended by Company management and representatives of Wilson Sonsini and Morgan Stanley. At that meeting, a representative of Morgan Stanley updated the Board on the status of discussions with the ESW Group, Party G and Party H. During the meeting, Party H informed Morgan Stanley via email that it would not be submitting a proposal to acquire the Company. The representatives of Wilson Sonsini discussed with the members of the Board their fiduciary duties under Delaware law in the context of a potential sale of the Company as well as other legal considerations in connection with such a transaction. The Board discussed the Party G proposal, noting that it had the highest nominal price being offered for the Company, but also noting that the Board had significant concerns regarding the likelihood that Party G would enter into and complete a transaction on the terms it was proposing, if at all. In this regard, the Board noted that interactions with Party G had been very challenging. For example, Party G had been engaged with the Company in transaction discussions for six months but had shown a willingness to engage in serious discussions only after being compelled by apparent competition and still had not completed its business due diligence or commenced its confirmatory due diligence despite being asked to do so for several weeks. In addition, even during the Company’s solicitation process, Party G had refused to engage with the Company (and its advisors) in accordance with the procedures designed by the Company to enable the Board to evaluate all potential acquirors and their offers on an equal basis, including submitting a full markup to the Bid Process Merger Agreement, and was reluctant to do so without a three-week exclusivity agreement. Moreover, even when engaged with the Company and its advisors on the actual terms of a potential transaction, Party G and its advisors had generally proposed contractual terms that presented significant closing risks to the Company and was unwilling to make significant progress on those terms absent extreme competitive pressure. The Board noted that for the foregoing reasons, it had significant concerns that the Company would be able to reach a definitive agreement with Party G on acceptable terms and within a reasonable period of time if exclusivity was granted to Party G. Moreover, the Board noted that, although Party G’s revised material issues list received on April 16, 2017 eliminated or mitigated a number of the terms that previously created meaningful closing risks if the Company were to enter into a definitive agreement with Party G, any transaction with Party G still carried the potential for meaningful closing delay resulting from a potentially time-consuming regulatory review, which did not exist in a potential transaction with the ESW Group. In comparison, the Board noted that the ESW Group had exhibited a pattern of engagement and negotiation behavior that suggested great eagerness to complete a transaction and a high likelihood that the ESW Group would complete the transaction they proposed on favorable terms and on a very quick timeframe. After a lengthy discussion, and taking into consideration the price being offered and the risks and likelihood that each potential acquiror would complete its proposed transaction on the terms proposed, if at all, the Board concluded that the ESW Group’s proposal represented the best transaction for the Company’s stockholders with the highest likelihood of consummation on the terms proposed. Accordingly, the Board authorized and instructed management to execute the two-week exclusivity agreement being requested by the ESW Group and to seek to finalize negotiations with the ESW Group on the terms of its proposed transaction as soon as possible.

Item 4 of the Schedule 14D-9 is hereby amended and restated by adding the following paragraph as the third full paragraph on page 32 under the heading “Projected Financial Information” of the Schedule 14D-9, immediately prior to the heading “Use of Non-GAAP Measures”:

In connection with Morgan Stanley’s financial analyses, the Company’s projected unlevered free cash flow for the period from the second quarter of 2017 through the fourth quarter of 2017 and each of the calendar years 2018 through 2022 and for the terminal year was calculated based on the Jive Projections, which calculation was reviewed and approved by Jive management. Unlevered free cash flow is defined as EBITDA, less (i) stock-based compensation expense, (ii) taxes, (iii) capital expenditures and (iv) any increases in net working capital (or minus decreases in net working capital).

	Year Ended December 31,
(in $ millions)	Q2-Q42017E	2018E	2019E	2020E	2021E	2022E	Terminal Year
Unlevered Free Cash Flow	$(24)	$(11)	$(1)	$5	$14	$18	$31

Item 4 of the Schedule 14D-9 is hereby amended and restated by inserting the following paragraphs on page 34 under the heading “Use of Non-GAAP Measures” of the Schedule 14D-9:

The line item for Unlevered Free Cash Flow used in Morgan Stanley’s financial analyses constitutes a non-GAAP financial measure within the meaning of applicable rules and regulations of the SEC. The presentation of Unlevered Free Cash Flow is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. Further, because non-GAAP financial measures are not determined consistently by all entities, the line item for Unlevered Free Cash Flow used in Morgan Stanley’s financial analyses may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of Unlevered Free Cash Flow to the most directly comparable GAAP measure for each of the periods indicated:

Reconciliation of Unlevered Free Cash

Flow to GAAP Net Income (Loss)

Year Ended December 31,

(in $ millions)	2016A	2017E	2018E	2019E	2020E	2021E	2022E
Unlevered Free Cash Flow	$(12.5)	$(16.8)	$(11.2)	$(1.5)	$5.3	$14.3	$17.6
Add: Stock based compensation	15.6	18.2	20.7	17.0	17.0	17.0	18.6
Add: Provision (benefit) for income taxes / Other Non-Cash Charges	1.2	1.0	1.0	1.0	1.0	1.0	1.0
Add: Capital Expenditures	3.3	3.4	3.0	3.0	3.0	3.0	3.0
Add: Change in Working Capital	10.3	13.5	9.3	8.7	9.7	9.9	12.5

EBITDA	18.0	19.3	22.8	28.3	36.1	45.2	52.7
Less: Stock based compensation	15.6	18.2	20.7	17.0	17.0	17.0	18.6
Less: Acquisition related intangibles	2.6	1.6	0.4	0.0	0.0	0.0	0.0
Less: Remaining Depreciation/Amortization	9.5	7.0	5.3	3.2	3.1	3.0	3.0

Reconciliation of Unlevered Free Cash

Flow to GAAP Net Income (Loss)

Year Ended December 31,

(in $ millions)	2016A	2017E	2018E	2019E	2020E	2021E	2022E
Less: Restructuring	4.1	0.0	0.0	0.0	0.0	0.0	0.0
Less: Interest and other expense, net	0.2	0.4	0.3	0.1	(0.2)	(0.8)	(1.5)

GAAP Net Income (Loss)	(14.0)	(7.9)	(4.0)	7.9	16.2	26.0	32.6

Item 4 of the Schedule 14D-9 is hereby amended and restated by inserting the following headings and paragraphs after the second table on page 34 under the heading “Projected Financial Information” of the Schedule 14D-9:

Historical Jive Projections

In connection with its evaluation of potential strategic alternatives, Jive management prepared, and Jive’s Board reviewed, sets of financial projections for fiscal years 2017 and 2018. Such financial projections were updated periodically during the course of the solicitation process to reflect changes in Jive’s business environment and the new financial results of the Company as they became available. Two such sets of financial projections were presented to the Board on December 10, 2015 (the “December 2015 Projections”) and May 5, 2016 (the “May 2016 Projections”, and together with the December 2015 Projections, the “Historical Jive Projections”). The December 2015 Projections were prepared prior to the availability of the Company’s fiscal 2015 fourth quarter financial results, which showed, among other things, a decrease in short-term and long-term billings year-over-year combined with less new business bookings than anticipated, lower than anticipated subscription renewal rates and GAAP Gross Profit, and higher than anticipated GAAP loss from operations. Following the preparation of the December 2015 Projections and after preliminary results of the Company’s fiscal 2015 fourth quarter financial results were available for their review, the Board discussed alternative business strategies, such as driving to profitability and restructuring the Company. The May 2016 Projections were prepared for discussion of the proposed restructuring plan with the Board and included financial projections taking into account the estimated results of such restructuring plan and lowered expectations for short-term growth. The Historical Jive Projections for fiscal year 2017 were provided to then-participating parties in the solicitation process. The Historical Jive Projections were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of an acquisition transaction. The Historical Jive Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. Jive’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Historical Jive Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.

The financial projections contained in the Historical Jive Projections were updated following their review by the Board, and they should not be relied upon as the most up-to-date financial projections or as the financial projections that were reviewed by Jive’s Board when Jive’s Board approved the Merger Agreement or that were used by Morgan Stanley in preparing the financial analyses in the section of this Schedule 14D-9 captioned “—Opinion of Jive’s Financial Advisor.”

The Historical Jive Projections, while presented with numerical specificity, were based on numerous variables and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Jive’s control. The Historical Jive Projections also reflect assumptions as to certain business decisions that are subject to change. Given that the Historical Jive Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the Historical Jive Projections include, but are not limited to, the risk factors described in Jive’s annual report on Form 10-K for the fiscal year ended December 31, 2016, as amended, or in Jive’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017.

The Historical Jive Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on (1) actual results; (2) revised prospects for Jive’s business; (3) changes in general business or economic conditions; or (4) any other transaction or event that has occurred or that may occur and that was not anticipated when the Historical Jive Projections were prepared. In addition, the Historical Jive Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Historical Jive Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Historical Jive Projections. There can be no assurance that the financial results in the Historical Jive Projections will be realized, or that future actual financial results will not materially vary from those in the Historical Jive Projections.

The inclusion of the Historical Jive Projections should not be regarded as an indication that Jive or any of its affiliates, officers, directors, advisors or other representatives consider the Historical Jive Projections to be predictive of actual future events, and the Jive Projections should not be relied upon as such. None of Jive or its affiliates, officers, directors, advisors or other representatives gives any Jive stockholder or any other person any assurance that actual results will not differ materially from the Historical Jive Projections. Except as otherwise required by law, Jive and its affiliates, officers, directors, advisors or other representatives undertake no obligation to update or otherwise revise or reconcile the Historical Jive Projections to reflect circumstances existing after the dates on which the Historical Jive Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Historical Jive Projections are shown to be in error.

In light of the foregoing factors and the uncertainties inherent in the Historical Jive Projections, Jive stockholders are cautioned not to place undue, if any, reliance on the Historical Jive Projections.

	December 2015 Projections		May 2016 Projections
	Year Ended December 31,
(in $ millions, other than EPS)	2017E	2018E	2017E	2018E
Total Revenue	$227.6	$260.4	$199.0	$203.3
Non-GAAP Cost of Goods Sold	70.3	68.4	58.1	52.2
Non-GAAP Gross Profit	157.3	192.1	140.9	151.1
Sales & Marketing Expenses	78.1	92.8	66.5	70.1
Research & Development Expenses	47.3	44.4	37.1	34.5
General and Administrative Expenses	21.3	23.8	17.8	17.8
Non-GAAP Operating Expenses	146.7	160.9	121.5	122.4
Non-GAAP Operating Income	10.6	31.1	19.4	28.7
Other Income / (Expense) (1)	0.0	0.0	0.0	0.0
Interest Expense, Net (1)	0.1	0.2	0.0	0.1
Tax Expense (1)	(1.2)	(3.3)	(1.0)	(1.0)
Non-GAAP Net Income	9.4	28.0	18.4	27.7
EBITDA	21.3	38.5	27.9	34.9
Levered Free Cash Flow	11.2	37.7	2.1	28.3
Fully-diluted Weighted Average Shares Outstanding (1)	81.0	84.3	82.3	85.6
Earnings Per Share	$0.12	$0.33	$0.22	$0.32

(1)	Calculations of “Other Income / (Expense)”, “Interest Expense, Net”, “Tax Expense” and “Fully-diluted Weighted Average Shares Outstanding” were not provided to the Board.

Use of Non-GAAP Measures in the Historical Jive Projections.

Certain of the line items included in the Historical Jive Projections, namely, Non-GAAP Gross Profit, Non-GAAP Operating Expenses, Non-GAAP Operating Income, Non-GAAP Net Income, EBITDA and Levered Free Cash Flow constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Jive believes that such non-GAAP financial measures are helpful to evaluate trends, establish budgets, measure the effectiveness of Jive’s sales and marketing efforts and assess operational effectiveness and efficiencies. In addition, the non-GAAP financial measures are commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within Jive’s industry. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. Further, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Historical Jive Projections may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of each of the non-GAAP financial measures described above to each of the most directly comparable GAAP measure for each of the periods indicated:

	Reconciliation of Non-GAAP Cost of Goods Sold to GAAP Cost of Goods Sold
	December 2015 Projections		May 2016 Projections
	Year Ended December 31,
(in $ millions)	2017E	2018E	2017E	2018E
Non-GAAP Cost of Goods Sold	$70.3	$68.4	$58.1	$52.2
Add: Stock based compensation	3.6	4.0	2.3	2.4
Add: Acquisition related intangibles	1.6	0.4	1.6	0.4

GAAP Cost of Goods Sold	75.5	72.7	62.0	54.9

	Reconciliation of Non-GAAP Gross Profit to GAAP Gross Profit
	December 2015 Projections		May 2016 Projections
	Year Ended December 31,
(in $ millions)	2017E	2018E	2017E	2018E
Non-GAAP Gross Profit	$157.3	$192.1	$140.9	$151.1
Less: Stock based compensation	3.6	4.0	2.3	2.4
Less: Acquisition related intangibles	1.6	0.4	1.6	0.4

GAAP Gross Profit	152.1	187.7	137.0	148.4

	Reconciliation of Non-GAAP Operating Expenses to GAAP Operating Expenses
	December 2015 Projections		May 2016 Projections
	Year Ended December 31,
(in $ millions)	2017E	2018E	2017E	2018E
Non-GAAP Operating Expenses	$146.7	$160.9	$121.5	$122.4
Add: Stock based compensation	22.5	24.8	14.7	15.5
Add: Acquisition related intangibles	0.0	0.0	0.0	0.0
GAAP Operating Expenses	169.2	185.7	136.2	137.9

	Reconciliation of Non-GAAP Operating Income (Loss) to GAAP Operating Income (Loss)
	December 2015 Projections		May 2016 Projections
	Year Ended December 31,
(in $ millions)	2017E	2018E	2017E	2018E
Non-GAAP Operating Income	$10.6	$31.1	$19.4	$28.7
Less: Stock based compensation	26.1	28.7	17.0	17.9
Less: Acquisition related intangibles	1.6	0.4	1.6	0.4

GAAP Operating Income (Loss)	(17.1)	2.0	0.8	10.5

	Reconciliation of Non-GAAP Net Income to GAAP Net Income (Loss)
	December 2015 Projections		May 2016 Projections
	Year Ended December 31,
(in $ millions)	2017E	2018E	2017E	2018E
Non-GAAP Net Income	$9.4	$28.0	$18.4	$27.7
Less: Stock based compensation	26.1	28.7	17.0	17.9
Less: Acquisition related intangibles	1.6	0.4	1.6	0.4

GAAP Net Income (Loss)	(18.3)	(1.1)	(0.2)	9.5

	Reconciliation of EBITDA to GAAP Net Income (Loss)
	December 2015 Projections		May 2016 Projections
	Year Ended December 31,
(in $ millions)	2017E	2018E	2017E	2018E
EBITDA	$21.3	$38.5	$27.9	$34.9
Less: Stock based compensation	26.1	28.7	17.0	17.9
Less: Acquisition related intangibles	1.6	0.4	1.6	0.4
Less: Remaining Depreciation/Amortization	10.7	7.4	8.5	6.2
Less: Interest and other expense, net and provision (benefit) for income taxes	1.2	3.1	1.0	0.9

GAAP Net Income (Loss)	(18.3)	(1.1)	(0.2)	9.5

	Reconciliation of Levered Free Cash Flow to GAAP Net Income (Loss)
	December 2015 Projections		May 2016 Projections
	Year Ended December 31,
(in $ millions)	2017E	2018E	2017E	2018E
Levered Free Cash Flow	$11.2	$37.7	$2.1	$28.3
Less: Depreciation/Amortization	12.3	7.8	11.0	7.5
Less: Stock based compensation	26.1	28.7	17.0	17.9
Less: Deferred Income Taxes / Other Non-Cash Charges	1.2	3.3	0.0	0.0
Less: Change in Working Capital	(4.2)	5.5	(22.1)	(2.9)
Less: Capital Expenditures	(6.0)	(6.5)	(3.6)	(3.6)

GAAP Net Income (Loss)	(18.3)	(1.1)	(0.2)	9.5

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the first full paragraph on page 36 under the heading “Public Trading Comparables Analysis” of the Schedule 14D-9 and replacing it with the following paragraph:

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared publicly available consensus equity analyst research estimates for the Company with comparable publicly available equity analyst research estimates for certain selected technology companies that share similar business characteristics such as those that have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics that Morgan Stanley determined, upon the application of its professional judgment and experience, to be similar to the Company (we refer to these companies as the comparable companies). Particular operating characteristics considered by Morgan Stanley in determining comparable companies included revenue, revenue growth rates and EBITDA margins. The companies used in this comparison included the following:

•	Barracuda Networks, Inc.

•	Bazaarvoice, Inc.

•	Brightcove Inc.

•	eGain Corporation

•	EnerNOC, Inc.

•	Guidance Software, Inc.

•	LivePerson, Inc.

•	MicroStrategy Incorporated

•	Progress Software Corporation

•	Radware Ltd.

•	ServiceSource International, Inc.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the last paragraph beginning on page 37 under the heading “Public Trading Comparables Analysis” of the Schedule 14D-9 and replacing it with the following paragraph:

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment, Morgan Stanley selected representative ranges of the AV / Revenue Ratio and the AV / EBITDA Ratio for each of the calendar years 2017 and 2018. Morgan Stanley then applied these ranges of multiples to the relevant Company financial statistics, utilizing publicly available estimates of revenue for each of 2017 ($201 million) and 2018 ($204 million) and EBITDA for each of 2017 ($22 million) and 2018 ($25 million) prepared by equity research analysts available as of April 30, 2017. Morgan Stanley applied such ranges to publicly available estimates of revenue and EBITDA prepared by equity research analysts for the Company, because Morgan Stanley believed utilizing such publicly available estimates was more directly comparable to the publicly available estimates of the comparable companies’ revenue and EBITDA. Based on the outstanding shares of Common Stock on a fully-diluted basis as of April 30, 2017, Morgan Stanley calculated the estimated implied value per share of Common Stock as of April 30, 2017 as follows:

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the first paragraph on page 38 under the heading “Discounted Equity Value Analysis” of the Schedule 14D-9 and replacing it with the following paragraph:

Morgan Stanley performed a discounted equity valuation analysis, which is designed to provide insight into the potential future equity value of a company as a function of such company’s estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value of such company’s equity value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per share of Common Stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2019 revenue and EBITDA estimates from the Jive Projections, as well as an estimate prepared by Jive management of calendar year 2018 net cash of $120 million, which was included as part of the Jive Projections. Morgan Stanley applied a range of forward multiples (derived from the public trading comparables analysis above and Morgan Stanley’s application of its professional judgment and experience) to these estimates and applied a discount rate of 9.36%, which rate was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect an estimate of the Company’s cash adjusted cost of equity.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the second full paragraph on page 40 under the heading “Precedent Transactions Analysis” of the Schedule 14D-9 and replacing it with the following paragraph:

Results of the analysis were presented for the selected companies, as indicated in the following table:

	Low	High	Median	Mean
AV / LTM Revenue Ratio	1.3x	6.0x	3.5x	3.6x
AV / NTM Revenue Ratio	1.2x	4.7x	3.2x	3.2x
AV / LTM EBITDA Ratio*	7.8x	37.4x	20.0x	22.3x
AV / NTM EBITDA Ratio*	5.8x	41.7x	19.5x	18.9x

*	Excluding certain transactions for which the ratio was greater than 50.0x and, therefore, deemed not meaningful.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting the last full paragraph on page 40 under the heading “Precedent Transactions Analysis” of the Schedule 14D-9 and replacing it with the following paragraph:

Based on its analysis of the relevant metrics for each of the comparable transactions and upon the application of its professional judgment, Morgan Stanley selected representative ranges of the AV / LTM Revenue Ratio multiples, AV / NTM Revenue Ratio multiples, AV / LTM EBITDA Ratio multiples and AV / NTM EBITDA Ratio multiples and applied these ranges of multiples to the Company’s revenues and EBITDA, as applicable, for calendar years 2016 ($204 million and $18 million, respectively) and 2017 ($201 million and $22 million, respectively, based on the Street Case). Morgan Stanley applied such ranges to the Street Case, which were determined using publicly available estimates of revenue and EBITDA prepared by an equity research analyst for the targets in the comparable transactions, because Morgan Stanley believed utilizing such publicly available estimates was more directly comparable to the publicly available estimates of the Company’s revenue and EBITDA.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading “Certain Litigation” on page 52 of the Schedule 14D-9 and replacing it with the following paragraphs:

On May 16, 2017, a purported stockholder of the Company commenced a putative class action lawsuit captioned Yoshimura v. Jive Software, Inc., et al. in the U.S. District Court for the Northern District of California. The complaint names as defendants the Company and its Board of Directors. The complaint alleges violations of sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934 in connection with the Statement filed with the SEC on May 12, 2017. Specifically, the complaint asserts that the Statement omitted material information regarding certain aspects of the Company’s financial projections, certain facts regarding the Company’s solicitation process, and certain analyses performed by Morgan Stanley, the Company’s financial advisor. The complaint seeks to enjoin the defendants from closing the Offer or taking any steps to consummate the Merger until additional disclosures have been made. If the Merger is consummated, the complaint seeks to recover damages. The complaint also seeks to recover the plaintiff’s costs, including attorneys’ fees and expenses.

Four substantially similar complaints were later filed, also in the U.S. District Court for the Northern District of California. The first was filed later on May 16, 2017. It is captioned Chew v. Jive Software, Inc., et al., and names as defendants the Company and its Board of Directors. The second was filed on May 17, 2017. It is captioned The Vladimir Gusinsky Rev. Trust v. Jive Software, Inc., et al., and names as defendants the Company, its Board of Directors, Aurea, Inc., ESW, Parent and Purchaser. The third was filed on May 18, 2017. It is captioned Chun v. Jive Software, Inc., et al., and names as defendants the Company, its Board of Directors, Parent and Purchaser. The fourth was filed on May 24, 2017. It is captioned Ward v. Jive Software, Inc., et al., and names as defendants the Company and its Board of Directors. The five actions described above are collectively referred to as the “Stockholder Actions”.

The Company believes each of the Stockholder Actions lacks merit and intends to vigorously contest them. However, a negative outcome in any lawsuit could have a material adverse effect on the Company if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. The Company is not currently able to predict the outcome of any of the aforementioned lawsuits with any certainty. Additional lawsuits arising out of or relating to the Merger Agreement and the transactions contemplated thereby may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JIVE SOFTWARE, INC.

By:	/s/ Bryan LeBlanc
	Name:	Bryan LeBlanc
	Title:	EVP & Chief Financial Officer

Dated: May 30, 2017